Exhibit 99.2

MEDIGUS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

AS OF SEPTEMBER 30, 2017

MEDIGUS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

AS OF SEPTEMBER 30, 2017

MEDIGUS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	September 30,	December 31,
	2017	2016
	$ in thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	1,245	3,001
Short-term deposits	4,538	-
Accounts receivables, net:
Trade	88	21
Other	292	366
Inventory	196	198
	6,359	3,586

NON-CURRENT ASSETS:
Inventory	324	934
Property and equipment, net	132	178
Intangible assets, net	14	26
	470	1,138

TOTAL ASSETS	6,829	4,724

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-2

MEDIGUS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	September 30,	December 31,
	2017	2016
	$ in thousands
Liabilities and equity

CURRENT LIABILITIES -
Accounts payable and accruals:
Trade	107	367
Other	718	967
	825	1,334
NON-CURRENT LIABILITIES:
Long-term advanced payments	107	149
Warrants at fair value	1,456	237
Retirement benefit obligation, net	84	77
	1,647	463
TOTAL LIABILITIES	2,472	1,797

EQUITY -
EQUITY ATTRIBUTED TO THE OWNERS OF THE COMPANY:
Ordinary share capital	4,135	1,189
Share premium	54,720	53,817
Other capital reserves	348	200
Warrants	1,057	1,057
Accumulated deficit	(55,903)	(53,336)
TOTAL EQUITY	4,357	2,927
TOTAL LIABILITIES AND EQUITY	6,829	4,724

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-3

MEDIGUS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND
OTHER COMPREHENSIVE LOSS

(Unaudited)

	Nine months ended		Three months ended		Year ended
	September 30,		September 30,		December 31,
	2017	2016	2017	2016	2016
	$ in thousands
Revenues	313	496	117	136	549
Cost of revenues:
Products and services	145	154	69	33	176
Inventory impairment	297	-	-	-	-
Gross profit (loss)	(129)	342	48	103	373
Research and development expenses	1,744	3,021	654	708	3,655
Selling and marketing expenses	541	1,845	159	349	2,125
General and administrative expenses	2,429	3,016	490	993	3,684
Operating loss	(4,843)	(7,540)	(1,255)	(1,947)	(9,091)
Profit (loss) from changes in fair value of warrants issued to investors	2,242	17	(92)	8	25
Financial income in respect of deposits and exchange rate differences	66	130	9	43	99
Financial expenses in respect of bank commissions	(15)	(12)	(4)	(3)	(12)
Financial income (loss), net	2,293	135	(87)	48	112
Loss before taxes on income	(2,550)	(7,405)	(1,342)	(1,899)	(8,979)
Taxes on income	(17)	(24)	-	-	(28)
Total comprehensive loss for the period	(2,567)	(7,429)	(1,342)	(1,899)	(9,007)
Basic loss per share	(0.02)	(0.22)	(0.01)	(0.05)	(0.26)
Diluted loss per share	(0.03)	(0.22)	(0.01)	(0.05)	(0.26)

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-4

MEDIGUS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

	Equity attributed to the owners of the Company
	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Currency translation differences	Warrants	Accumulated deficit	Total equity
	$ in thousands
BALANCE AS OF JANUARY 1, 2017	1,189	53,817	779	538	(1,117)	1,057	(53,336)	2,927
CHANGES DURING THE 9-MONTH PERIOD ENDED SEPTEMBER 30, 2017 -

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD							(2,567)	(2,567)

TRANSACTIONS WITH SHAREHOLDERS:
Issuance of shares and warrants	1,344	179	221					1,744
Exercise of warrants, net	1,602	626						2,228
Options granted to employees and service providers			25					25
Forfeiture and expiration of options		98	(98)					-
TOTAL TRANSACTIONS WITH SHAREHOLDERS	2,946	903	148	-	-	-	-	3,997
BALANCE AS OF SEPTEMBER 30, 2017	4,135	54,720	927	538	(1,117)	1,057	(55,903)	4,357

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-5

MEDIGUS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

	Equity attributed to the owners of the Company
	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Currency translation differences	Warrants	Accumulated deficit	Total equity
	$ in thousands
BALANCE AS OF JULY 1, 2017	3,990	54,678	949	538	(1,117)	1,057	(54,561)	5,534
CHANGES DURING THE 3-MONTH PERIOD ENDED SEPTEMBER 30, 2017 -

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD							(1,342)	(1,342)

TRANSACTIONS WITH SHAREHOLDERS:
Issuance of shares related to warrants exercised in prior period
Exercise of warrants, net	145	13						158
Receipts on shares account
Options granted to employees and service providers			7					7
Forfeiture and expiration of options		29	(29)					-
TOTAL TRANSACTIONS WITH SHAREHOLDERS	145	42	(22)					165
BALANCE AS OF SEPTEMBER 30, 2017	4,135	54,720	927	538	(1,117)	1,057	(55,903)	4,357

 The accompanying notes are an integral part of these condensed consolidated financial statements.

F-6

MEDIGUS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

	Equity attributed to the owners of the Company
	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Currency translation differences	Warrants	Accumulated deficit	Total equity
	$ in thousands
BALANCE AS OF JANUARY 1, 2016	870	51,990	697	538	(1,117)	1,532	(44,329)	10,181
CHANGES DURING THE 9-MONTH PERIOD ENDED SEPTEMBER 30, 2016 -

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD							(7,429)	(7,429)

TRANSACTIONS WITH SHAREHOLDERS:
Issuance of shares and warrants	170	1,025						1,195
Options granted to employees and service providers			122					122
Forfeiture and expiration of options		93	(93)					-
TOTAL TRANSACTIONS WITH SHAREHOLDERS	170	1,118	29	-	-	-	-	1,317
BALANCE AS OF SEPTEMBER 30, 2016	1,040	53,108	726	538	(1,117)	1,532	(51,758)	4,069

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-7

MEDIGUS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

	Equity attributed to the owners of the Company
	Ordinary shares	Share premium	Capital reserves from options granted	Capital reserves from transactions with controlling shareholders	Currency translation differences	Warrants	Accumulated deficit	Total equity
	$ in thousands
BALANCE AS OF JULY 1, 2016	870	52,080	703	538	(1,117)	1,532	(49,859)	4,747
CHANGES DURING THE 3-MONTH PERIOD ENDED SEPTEMBER 30, 2016 -

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD							(1,899)	(1,899)

TRANSACTIONS WITH SHAREHOLDERS:
Issuance of shares and warrants	170	1,025						1,195
Options granted to employees and service providers			26					26
Forfeiture and expiration of options		3	(3)					-
TOTAL TRANSACTIONS WITH SHAREHOLDERS	170	1,028	23	-	-	-	-	1,221
BALANCE AS OF SEPTEMBER 30, 2016	1,040	53,108	726	538	(1,117)	1,532	(51,758)	4,069

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-8

MEDIGUS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine months ended		Three months ended
	September 30,		September 30,
	2017	2016	2017	2016
	$ in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Cash flows used in operations (see Appendix)	(3,809)	(7,764)	(1,213)	(1,906)
Income tax paid	(17)	(10)	-	-
Net cash flow used in operating activities	(3,826)	(7,774)	(1,213)	(1,906)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in short-term deposits	(4,538)	-	5	-
Purchase of property and equipment	-	(32)	-
Purchase of intangible assets	-	(3)	-	(1)
Net cash flow generated from (used in) investing activities	(4,538)	(35)	5	(1)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares and warrants, net	6,513	1,235	-	1,235
Proceeds from exercise of warrants	11	-	1
Net cash flow generated from financing activities	6,524	1,235	1	1,235

DECREASE IN CASH AND CASH EQUIVALENTS	(1,842)	(6,574)	(1,209)	(672)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,001	10,312	2,444	4,488
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	84	130	8	52
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,245	3,868	1,245	3,868

SUPPLEMENTARY INFORMATION ON ACTIVITIES NOT INVOLVING CASH FLOWS -
Exercise of warrants	2,217	-	157	-
Transfer of inventory to other accounts receivables	186	-	-	-

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-9

MEDIGUS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

Appendix to the condensed statements of cash flows

	Nine months ended		Three months ended
	September 30,		September 30,
	2017	2016	2017	2016
	$ in thousands
Net used in operations:
Loss for the period before taxes on income	(2,550)	(7,405)	(1,342)	(1,899)
Adjustment in respect of:
Retirement benefit obligation, net	7	3	-	-
Inventory impairment	297	-	-	-
Depreciation	46	64	15	23
Amortization of intangible assets	12	15	3	4
Exchange differences on cash and cash equivalents	(84)	(130)	(8)	(52)
Amounts charged in respect of options granted to employees and service providers	25	122	7	26
Loss (profit) on change in the fair value of warrants issued to investors	(2,242)	(17)	92	(8)
Issuance expenses which were attributed to the warrants classified as a financial liability and charged directly to profit or loss	908	-	-	-
Changes in operating asset and liability items:
Decrease (increase) in accounts receivables:
Trade	(67)	(4)	(66)	30
Other	260	376	35	159
Increase (decrease) in accounts payable:
Trade	(260)	(47)	(10)	45
Other payables and long-term advanced payments	(290)	18	(155)	(204)
Increase (decrease) in inventory	129	(759)	216	(30)
Net cash used in operations activities	(3,809)	(7,764)	(1,213)	(1,906)

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-10

MEDIGUS LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 - GENERAL:

a.	General

Medigus Ltd. (the “Company” or with its subsidiary - the “Group”) was incorporated in Israel on December 9, 1999. The address of its registered office is P.O. Box 3030, Omer, 8496500.

The Group is a medical device group specializing in developing innovative endoscopic procedures and devices. To date most of the Group’s research and development activities have been focused in developing and manufacturing of the MUSE endoscopy system (hereinafter - “MUSE”), a FDA approved system, for the treatment of gastroesophageal reflux disease (GERD). In addition, the Group uses the technological platform it developed for the purpose of additional special systems and products that are suitable for both medical and industrial applications.

To date, the Company continues negotiations to market the MUSE endoscopy system, together with marketing and selling miniature cameras and related equipment.

The Company’s shares are listed on the Tel Aviv Stock Exchange Ltd. (“TASE”) and as of May 20, 2015, the Company’s American Depository Shares (ADSs) evidenced by American Depositary Receipts (ADRs) are listed on the NASDAQ Capital Market.

b.	During the nine months period ended September 30, 2017, the Group incurred a total comprehensive loss of $2.6 million and negative cash flows from operating activities of $3.8 million. As of September 30, 2017, the Group had accumulated losses of $55.9 million. Based on the projected cash flows and its cash balances as of September 30, 2017, the Group’s Management is of the opinion that without further fund raising it will not have sufficient resources to enable it to continue its operating activities including the development, manufacturing and marketing of its products for a period of at least 12 months from the date of approval of these financial statements. As a result, there is substantial doubt about the Group’s ability to continue as a going concern.

Management’s plans include the continued commercialization of their products and securing sufficient financing through the sale of additional equity securities, debt or capital inflows from strategic partnerships. There are no assurances however, that the Group will be successful in obtaining the level of financing needed for its operations. If the Group is unsuccessful in commercializing its products and securing sufficient financing, it may need to reduce activities, curtail or cease operations.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and the amounts and classification of liabilities that might be necessary should the Group be unable to continue as a going concern.

NOTE 2 - BASIS FOR PREPARATION OF THE CONDENSED FINANCIAL STATEMENTS:

a.

The Group’s condensed consolidated financial information as of September 30, 2017, and for the nine-month and three-month interim periods ended on that date (hereinafter-“the interim financial information”) has been prepared in accordance with the guidance of IAS 34 ‘Interim Financial Reporting’ (hereafter – “IAS 34”). The interim financial information does not include all of the information and disclosures required in annual financial statements. These financial statements are unaudited but in the opinion of management reflect all adjustments that are of a normal recurring nature that are considered necessary for a fair statement of the result of operations. The interim financial information should be read in conjunction with the 2016 annual financial statements and its accompanying notes, which are in compliance with International Financial Reporting Standards (hereinafter – “IFRS”), which are standards and interpretations issued by the International Accounting Standards Board. Interim results are not indicative of future or full year results. The financial statements were approved on November 23, 2017.

b.	Estimates

The preparation of interim financial statements requires the Group’s management to exercise judgment and also requires use of accounting estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

In the preparation of these interim financial statements, the significant judgments exercised by management in the application of the Group’s accounting policies and the uncertainty involved in the key sources of those estimates were identical to the ones used in the Group’s annual financial statements for the year ended December 31, 2016.

F-11

MEDIGUS LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(Unaudited)

NOTE 2 - BASIS FOR PREPARATION OF THE CONDENSED FINANCIAL STATEMENTS (continued):

c.	New international financial reporting standards, amendments to standards and new interpretations:

Standards, amendments and interpretations to existing standards which are not yet effective and have not been early adopted by the Group:

a.	International Financial Reporting Standard 15 “Revenues from Contracts with Customers” (hereinafter – IFRS 15).

IFRS 15 will replace, on its first implementation, the directives on the subject of recognizing revenues existing today under International Financial Reporting Standards.

The core principle of IFRS 15 is that revenues from contracts with customers must be recognized in a way that reflects the transfer of control of goods or services supplied to customers in the framework of the contracts by amounts which reflect the proceeds that the entity expects that it will be entitled to receive for those goods or services.

IFRS 15 sets forth a single model for recognizing revenues, according to which the entity will recognize revenues according to the said core principle by implementing five stages:

(1)	Identifying the contract(s) with the customer.

(2)	Identifying the separate performance obligations in the contract.

(3)	Determining the transaction price.

(4)	Allocating the transaction price to separate performance obligations in the contract.

(5)	Recognizing revenue when (or as) each of the performance obligations is satisfied.

The Standard will be implemented as from annual periods starting January 1, 2018. The Group assessed that the impact of the adoption of the new revenue standards on its consolidated financial statements will not be significant.

b.	International Financial Reporting Standard 9 “Financial Instruments” (hereinafter – “IFRS 9” or “the Standard”):

IFRS 9 deals with the classification, measurement and recognition of financial assets and financial liabilities. The full version of IFRS 9 was published in July 2014. This Standard replaces the present existing directives in International Accounting Standard 39 “Financial Instruments: Recognition and Measurement” (hereinafter IAS 39) regarding the classification and measurement of financial instruments. IFRS 9 leaves the measurement model connected with measuring financial assets, but simplifies it and sets forth three main categories: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The classification is based on the business model of the entity and on characteristics of the contractual cash flows of the financial asset. Investments in capital instruments will be measured at fair value through profit or loss. Nevertheless, the entity’s management can choose, on the date of initial recognition, irrevocably, to present the changes in fair value of an investment in a capital instrument in other comprehensive income, without recycling them to profit or loss.

The Standard presents a new model for an impairment of financial instruments, based on the Expected Credit Loss Model. This model replaces the existing model in IAS 39, which is based on the Incurred Loss Model. The new impairment model requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as is the case under IAS 39. It applies to financial assets classified at amortised cost, debt instruments measured at fair value in other comprehensive income and contract assets under IFRS 15 Revenue from Contracts with Customers. While the group has not yet undertaken a detailed assessment of how its impairment provisions would be affected by the new model, it may result in an earlier recognition of credit losses.

Regarding classification and measurement of financial liabilities, there were no changes, excluding the recognition of changes in the fair value of liabilities designated to the fair value through “profit or loss” category, resulting from the entity’s own credit risk, in other comprehensive income.

The Standard will be implemented retrospectively as from annual periods starting January 1, 2018. According to the provisions of IFRS 9 it may be implemented earlier. The Group is examining the expected effect of IFRS 9 on its financial statements.

F-12

MEDIGUS LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(Unaudited)

NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES:

The accounting policies adopted in the preparation of the interim financial information are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2016.

NOTE 4 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT:

Estimates of fair value

The following is an analysis of the financial instruments measured at fair value, according to valuation methods that are similar to the methods described in the annual financial statements. Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

The following table presents the group’s financial liabilities measured at fair value, net of unrecognized Day 1 Loss:

	September 30, 2017	December 31, 2016
	$ in thousands
Fair value of warrants	1,952	237
Unrecognized Day 1 Loss	(496)	-
Fair value of warrants, net	1,456	237

NOTE 5 - INVENTORY:

Composed as follows:

	September 30, 2017	December 31, 2016
	$ in thousands
Current assets:
Work in progress	187	128
Finished goods	9	70
	196	198

Non-current assets:
Raw materials and supplies	428	829
Work in progress	116	66
Finished goods	77	39
Provision for impairment	(297)	-
	324	934

NOTE 6 - EARNINGS PER SHARE:

Basic net loss per share is computed by dividing net loss attributable to ordinary shareholders of Medigus Ltd. by the weighted average number of shares outstanding for the reporting periods.

Diluted net loss per share is computed by dividing the basic net loss per share including adjustment of the dilutive effect of the Company’s revaluation of warrants, by the weighted-average number of ordinary shares and the potential dilutive ordinary shares outstanding during the period. Diluted shares outstanding include the dilutive effect of in-the-money options using the treasury stock method and presumed share settlement of the Company’s deferred payments liability.

F-13

MEDIGUS LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(Unaudited)

NOTE 6 - EARNINGS PER SHARE (continued):

The following table presents the numerator and denominator of the basic and diluted net loss per share computations for the three and nine months ended September 30, 2017 and 2016:

	Nine months ended		Three months ended
	September 30,		September 30,
	2017	2016	2017	2016
	$ in thousands, except per share amounts
Numerator:
Net loss attributable to Medigus Ltd. for basic loss per share	(2,567)	(7,429)	(1,342)	(1,899)
Adjustment of revaluation of warrants issued to investors	(476)	-	-	-
Net loss attributable to Medigus Ltd. for diluted loss	(3,043)	(7,429)	(1,342)	(1,899)

Denominator:
Weighted average shares – denominator for basic net loss per share	111,865	33,369	150,247	36,100
Shares settlement presumed for warrants issued to investors	5,355	-	-	-
Denominator for diluted loss per share	117,220	33,369	150,247	32,047

Net loss per share attributable to Medigus Ltd.
Basic	(0.02)	(0.22)	(0.01)	(0.05)
Diluted	(0.03)	(0.22)	(0.01)	(0.05)

NOTE 7 - TRANSACTIONS WITH RELATED PARTIES:

Compensation to key management personnel for employment services which were provided to the Group (including stock based compensation) in the nine-month and three-month periods ended September 30, 2017 was $407 thousand and $142 thousand, respectively (in the nine-month and three-month periods ended September 30, 2016 - $282 thousand and $55 thousand), respectively.

NOTE 8 - EQUITY:

a)	On March 15, 2017, the Group effected a change in the ratio of ordinary shares per ADS from 5 ordinary shares per ADS to 50 ordinary shares per ADS. The change in the ordinary shares ratio for the ADSs had the same effect as a 1-for-10 reverse stock split of the ADSs.

b)	On March 28, 2017, the Company allotted in a public issue, a total of 48,985,700 ordinary shares of the Company, a total of 2,142,858 warrants (Series A) for the purchase of an additional 107,142,900 shares and a total 1,163,144 warrants (Series B) for the purchase of an additional 58,157,200 shares for total cash consideration of approximately $7.5 million. Each warrant (Series A) is exercisable into 50 ordinary shares of the Company at an exercise price of $3.50 per warrant during the five years following the allotment. Each warrant (Series B) is exercisable into 50 ordinary shares of the Company at an exercise price of $0.01 per warrant during the five years following the allotment.

Series A warrants and Series B warrants may, under certain circumstances, also be exercised via a cashless exercise mechanism, whereby the number of shares the value of which equals the exercise premium in cash will be deducted from the number of shares to be issued upon exercise of the warrant. In addition, the number of warrants outstanding will be adjusted for certain events specified in the warrant agreement.

F-14

MEDIGUS LTD.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

(Unaudited)

NOTE 8 - EQUITY (continued):

To the placement agent on this offering the Company issued 150,000 warrants. Each warrant is exercisable into 50 shares in consideration for an exercise price of $4.375 per warrant during the 5 years following the allotment. The warrants may, under certain circumstances, also be exercised via a cashless exercise mechanism.

These warrants are classified as financial liabilities measured at fair value through profit or loss at each reporting period, as the warrants may be net share settled. The warrants are initially recognized at fair value adjusted to defer the difference between the fair value at initial recognition and the transaction price (“Day 1 profit or loss”), as the Company uses valuation techniques that incorporate data not obtained from observable markets. Transaction costs allocated to the warrants are recognized immediately in profit or loss.

Unrecognized Day 1 profit or loss is amortized over the life of the instrument. Any unrecognized Day 1 profit or loss is immediately recognized in income statement if fair value of the financial instrument in question can be determined either by using only market observable model inputs or by reference to a quoted price for the same product in an active market.

Upon exercise, the carrying amount of the warrants (which is presented net of the related unrecognized Day 1 profit or loss, if any) is reclassified to equity with no impact on profit or loss.

Net proceeds from the issuance, net of cash issuance expenses, amounted to approximately $6.5 million. Issuance expenses were attributed to equity and liability in proportion with the allocation of the proceeds.

The warrants are presented as non-current liabilities, as cash settlement is not required.

During March 2017, 130,000 warrants (Series B) were exercised. Accordingly, 6,500,000 ordinary shares of the Company were allotted.

During the second quarter of 2017, 929,155 warrants (Series B) were exercised. Accordingly, 46,455,750 ordinary shares of the Company were allotted.

During the third quarter of 2017, 104,029 warrants (Series B) were exercised. Accordingly, 5,201,450 ordinary shares of the Company were allotted.

F-15